OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0058
                                                   EXPIRES:   MARCH 31, 2006
                                                   ESTIMATED AVERAGE BURDEN
                     UNITED STATES                 HOURS PER RESPONSE.......2.50
          SECURITIES AND EXCHANGE COMMISSION       -----------------------------
                WASHINGTON, D.C. 20549                    SEC FILE NUMBER

                      FORM 12B-25                  -----------------------------
                                                            CUSIP NUMBER
              NOTIFICATION OF LATE FILING
                                                   -----------------------------

(Check one):  [x] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: October 31, 2004
                           ----------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         --------------------------------------


--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Bison Instruments, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

15340 Highland Place
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Address of Principal Executive Office (STREET AND NUMBER)

Minnetonka, Minnesota      55345
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Eric Sunshine                 416               745-3333
     ------------------------------  -----------     --------------------
               (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, idenfity report(s).   Yes [x] No [ ]

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereo.   Yes [ ] No [x]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================


                                    Bison Instruments Inc.
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charger)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   January 31, 2005             By  /s/ Edward G. Lampman
    -----------------------         --------------------------------------------
                                    Title:   Chief Executive Officer,
                                             Chief Financial Officer
                                             And Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

The Company has been delayed in the filing of Form 10-KSB by the due date of January 31, 2005. The delay results from the Company having to amend and refile its 10-QSB reports for the quarterly periods ended January 31, 2004, April 30, 2004 and July 31, 2004.

The error in the reports was the clerical omission of the reference in the notes to the interim period consolidated financial statements that the company's auditors, KPMG LLP did not review the unaudited quarterly reports.

In addition the notes to the interim period reports will be revised to include reference that the financial statements have been prepared on the going concern basis which is dependent on the continued support of the majority shareholder of the Company providing financial support to the Company. The majority shareholder has committed to support the Company financially for its normal management and corporate expenses at levels of present expenditures until November 1, 2005. Management continues to pursue other business opportunities for the Company including merger opportunities with other businesses, which may result in a reverse-take-over of the Company. However, there is no guarantee that management will be successful in their endeavours.

The Company will amend and refile the quarterly reports for three quarters in 2004.

Once these quarterly reports have been amended then the Form 10-KSB will be filed.